SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Revision of Reporting of Changes in Revenue or Income of More than 15%

After review by our independent auditors of the financial statements of Woori Finance Holdings, Woori Finance Holdings’ report of changes in revenue or income of more than 15% for 2006, previously submitted under cover of Form 6-K on February 7, 2007, is revised as follows.

1.	Revised Items

(Unit: in thousand KRW)

	FY2006
	Before	After
Revenue and Income
- Revenue	2,018,653,624	2,031,610,710
- Operating Revenue	1,880,290,710	1,893,247,795
- Ordinary Income	2,016,361,592	2,029,318,677
- Net Income	2,016,361,592	2,029,318,677
Other Financial Data
- Total Assets	13,782,722,601	13,793,521,431
- Shareholders Equity	11,922,273,913	11,933,072,743
- Capital Stock	4,030,076,700	4,030,076,700
- Shareholders Equity/ Capital Stock Ratio (%)	295.83	296.10

The above figures are subject to the change pending approval of the General Shareholders’ Meeting.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: March 19, 2007	By:	/s/ Byung-Ho Park
(Signature)

	Name:	Byung-Ho Park
	Title:	Managing Director

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